Exhibit 99.1

Radware Reports Record Q4 and Full Year 2021 Revenue

Fourth Quarter 2021 Results and Financial Highlights

•	Record revenue of $76.6 million, up 11% year-over-year, exceeding high end of guidance
•	Non-GAAP operating income of $11 million, an increase of 21% year-over-year
•	Non-GAAP EPS of $0.22; GAAP net loss per share of $0.12
•	Record cash flow from operations of $29 million

Full Year 2021 Results and Financial Highlights

•	Record revenue of $286.5 million, up 15% year-over-year, exceeding high end of guidance
•	ARR of $190 million, up 9% year-over-year
•	Non-GAAP operating income of $38.9 million, an increase of 55% year-over-year
•	Non-GAAP EPS of $0.81; GAAP EPS of $0.16
•	Record cash flow from operations of $72 million

TEL AVIV, Israel, February 9, 2022 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the fourth quarter and the full year ended December 31, 2021.

“We are very pleased with our performance in the fourth quarter and 2021. We executed well, achieving double digit revenue growth each quarter and for the full year, and record revenue for Q4 and 2021. We also grew our subscription business to more than 30% of total revenue, achieved healthy operating income and earnings per share, and generated record cash flow from operations,” said Roy Zisapel, president and CEO, Radware. “In 2021, we witnessed an increased demand for our security solutions. The total addressable market is large and offers tremendous opportunities in the future and we believe that in light of the  investments we are making in innovation and infrastructure, we are well positioned to enjoy continued growth.”

Financial Highlights for the Fourth Quarter and Full Year of 2021

Revenue for the fourth quarter and full year of 2021 totaled $76.6 million and $286.5 million respectively:

•
Revenue in the Americas region was $31.2 million for the fourth quarter of 2021, up 14% from $27.5 million in the fourth quarter of 2020.
Revenue in the Americas region was $128.8 million for the full year of 2021, up 13% from $114.4 million in the full year of 2020.

•
Revenue in the Europe, Middle East and Africa (“EMEA”) region was $29.7 million for the fourth quarter of 2021, up 23% from $24.2 million in the fourth quarter of 2020.
Revenue in the Europe, Middle East and Africa (“EMEA”) region was $98.4 million for the full year of 2021, up 26% from $78.4 million for the full year of 2020.

•
Revenue in the Asia-Pacific (“APAC”) region was $15.7 million for the fourth quarter of 2021, down 10% from $17.4 million in the fourth quarter of 2020.
Revenue in the Asia-Pacific (“APAC”) region was $59.3 million for the full year of 2021, up 4% from $57.3 million in the full year of 2020.

GAAP net loss for the fourth quarter of 2021 was $5.6 million, or net loss of $0.12 per diluted share, compared to GAAP net income of $2.8 million, or $0.06 per diluted share, for the fourth quarter of 2020.
GAAP net income for the full year of 2021 was $7.8 million, or $0.16 per diluted share, compared to GAAP net income of $9.6 million, or $0.20 per diluted share, for the full year of 2020.

Non-GAAP net income for the fourth quarter of 2021 was $10.3 million, or $0.22 per diluted share, compared to non-GAAP net income of $9.8 million, or $0.21 per diluted share, for the fourth quarter of 2020.
Non-GAAP net income for the full year of 2021 was $38.3 million, or $0.81 per diluted share, compared to non-GAAP net income of $30.8 million, or $0.64 per diluted share, for the full year of 2020.

As of December 31, 2021, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $465.8 million. Net cash provided by operating activities was $28.9 million in the fourth quarter of 2021 and $71.8 million in 2021.

In the fourth quarter of 2021, the Company took advantage of a special program initiated by the Israeli Tax Authority that allowed Israeli companies to release “trapped profits” at a discounted tax rate.
As a result, the Company reported a GAAP tax expense of $10.0 million. Due to the one-time nature of this expense, the Company excluded the tax expense related to the “trapped profits” from the non-GAAP results. The total tax amount related to the release of the “trapped profits” was $8.2 million.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, other loss adjustment, tax settlement and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, February 9, 2022, at 8:30 a.m. EST to discuss its fourth quarter and full year 2021 results and the Company’s outlook. To participate in the call, please use the following numbers:
Participants in the US call: Toll Free 888-510-2008
Participants Internationally call:  1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030.  Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, other loss adjustment, tax settlement and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates, and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the COVID-19 pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and fourth-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; real or perceived shortcomings, defects or vulnerabilities in our products or solutions, or if we or our end-users experience security breaches; the availability of components and manufacturing capacity; our reliance on a single managed security service provider to provide us with scrubbing center services; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by fourth parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2022 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	92,513	54,771
Marketable securities	39,497	64,684
Short-term bank deposits	155,879	191,038
Trade receivables, net	13,191	16,848
Other receivables and prepaid expenses	7,541	6,526
Inventories	11,580	13,935
	320,201	347,802

Long-term investments
Marketable securities	98,224	66,836
Long-term bank deposits	79,708	71,421
Severance pay funds	2,454	2,453
	180,386	140,710

Property and equipment, net	20,240	22,976
Intangible assets, net	10,731	12,588
Other long-term assets	37,334	30,222
Operating lease right-of-use assets	24,829	27,823
Goodwill	41,144	41,144
Total assets	634,865	623,265

Liabilities and shareholders' equity

Current Liabilities
Trade payables	3,805	3,882
Deferred revenues	99,922	92,127
Operating lease liabilities	5,090	5,224
Other payables and accrued expenses	56,565	42,514
	165,382	143,747

Long-term liabilities
Deferred revenues	67,065	54,797
Operating lease liabilities	22,360	24,851
Other long-term liabilities	10,065	11,409
	99,490	91,057

Shareholders' equity
Share capital	730	721
Additional paid-in capital	471,173	443,018
Accumulated other comprehensive income (loss), net of tax	(455)	1,517
Treasury stock, at cost	(243,023)	(190,552)
Retained earnings	141,568	133,757
Total shareholders' equity	369,993	388,461

Total liabilities and shareholders' equity	634,865	623,265

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	76,642	69,046	286,496	250,027
Cost of revenues	14,048	12,191	52,446	45,084
Gross profit	62,594	56,855	234,050	204,943

Operating expenses, net:
Research and development, net	19,597	17,748	74,098	66,836
Selling and marketing	32,015	30,399	119,842	113,015
General and administrative	6,114	4,810	21,885	18,924
Total operating expenses, net	57,726	52,957	215,825	198,775

Operating income	4,868	3,898	18,225	6,168
Financial income (expense), net	(463)	392	4,407	7,796
Income before taxes on income	4,405	4,290	22,632	13,964
Taxes on income	9,996	1,488	14,821	4,328
Net income (loss)	(5,591)	2,802	7,811	9,636

Basic net earnings (loss) per share	(0.12)	0.06	0.17	0.21

Weighted average number of shares used to compute basic net earnings (loss) per share	46,004,419	46,204,690	45,919,835	46,460,974

Diluted net earnings (loss) per share	(0.12)	0.06	0.16	0.20

Weighted average number of shares used to compute diluted net earnings (loss) per share	46,004,419	47,440,556	47,503,091	47,739,540

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	62,594	56,855	234,050	204,943
Stock-based compensation	87	53	236	188
Amortization of intangible assets	465	464	1,858	1,891
Non-GAAP gross profit	63,146	57,372	236,144	207,022

GAAP research and development, net	19,597	17,748	74,098	66,836
Stock-based compensation	1,626	1,210	5,412	4,409
Non-GAAP Research and development, net	17,971	16,538	68,686	62,427

GAAP selling and marketing	32,015	30,399	119,842	113,015
Stock-based compensation	2,517	2,501	8,811	8,315
Non-GAAP selling and marketing	29,498	27,898	111,031	104,700

GAAP general and administrative	6,114	4,810	21,885	18,924
Stock-based compensation	1,142	824	3,115	3,633
Litigation costs	-	145	288	448
Acquisition costs	296	-	925	-
Non-GAAP general and administrative	4,676	3,841	17,557	14,843

GAAP total operating expenses, net	57,726	52,957	215,825	198,775
Stock-based compensation	5,285	4,535	17,338	16,357
Litigation costs	-	145	288	448
Acquisition costs	296	-	925	-
Non-GAAP total operating expenses, net	52,145	48,277	197,274	181,970

GAAP operating income	4,868	3,898	18,225	6,168
Stock-based compensation	5,372	4,588	17,574	16,545
Amortization of intangible assets	465	464	1,858	1,891
Litigation costs	-	145	288	448
Acquisition costs	296	-	925	-
Non-GAAP operating income	11,001	9,095	38,870	25,052

GAAP financial income (loss), net	(463)	392	4,407	7,796
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	1,592	1,826	1,811	2,306
Non-GAAP financial income, net	1,129	2,218	6,218	10,349

GAAP income before taxes on income	4,405	4,290	22,632	13,964
Stock-based compensation	5,372	4,588	17,574	16,545
Amortization of intangible assets	465	464	1,858	1,891
Litigation costs	-	145	288	448
Acquisition costs	296	-	925	-
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	1,592	1,826	1,811	2,306
Non-GAAP income before taxes on income	12,130	11,313	45,088	35,401

GAAP taxes on income	9,996	1,488	14,821	4,328
Tax settlement	(8,247)	-	(8,247)	-
Tax related adjustments	61	61	246	306
Non-GAAP taxes on income	1,810	1,549	6,820	4,634

GAAP net income (loss)	(5,591)	2,802	7,811	9,636
Stock-based compensation	5,372	4,588	17,574	16,545
Amortization of intangible assets	465	464	1,858	1,891
Litigation costs	-	145	288	448
Acquisition costs	296	-	925	-
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	1,592	1,826	1,811	2,306
Tax settlement	8,247	-	8,247	-
Tax related adjustments	(61)	(61)	(246)	(306)
Non-GAAP net income	10,320	9,764	38,268	30,767

GAAP diluted net earnings (loss) per share	(0.12)	0.06	0.16	0.20
Stock-based compensation	0.11	0.10	0.37	0.35
Amortization of intangible assets	0.01	0.01	0.04	0.04
Litigation costs	0.00	0.00	0.01	0.01
Acquisition costs	0.01	0.00	0.02	0.00
Other loss adjustment	0.00	0.00	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.03	0.04	0.04	0.05
Tax settlement	0.17	0.00	0.17	0.00
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP diluted net earnings per share	0.22	0.21	0.81	0.64

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	47,655,351	47,440,556	47,503,091	47,739,540

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(5,591)	2,802	7,811	9,636
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,484	2,676	10,196	10,559
Stock-based compensation	5,372	4,588	17,574	16,545
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	817	284	2,720	931
Other gain	-	-	-	(118)
Gain related to securities, net	(14)	(59)	(438)	(521)
Accrued interest on bank deposits	1,003	(239)	2,424	(1,210)
Increase (decrease) in accrued severance pay, net	15	(33)	468	202
Decrease (increase) in trade receivables, net	4,524	(2,518)	9,896	5,762
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	3,020	(2,489)	(7,586)	(4,884)
Decrease (increase) in inventories	823	(645)	2,355	5
Increase (decrease) in trade payables	811	64	(77)	(2,433)
Increase in deferred revenues	4,751	2,778	13,824	16,797
Increase in other payables and accrued expenses	10,287	9,570	12,238	11,305
Operating lease liabilities, net	632	1,353	369	1,289
Net cash provided by operating activities	28,934	18,132	71,774	63,865

Cash flows from investing activities:

Purchase of property and equipment	(1,653)	(2,045)	(5,603)	(8,671)
Proceeds from (investment in) other long-term assets, net	7	(84)	49	(110)
Proceeds from (investment in) bank deposits, net	20,168	(12,054)	24,448	(23,878)
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	(3,527)	6,579	(11,045)	18,291
Net cash provided by (used in) investing activities	14,995	(7,604)	7,849	(14,368)

Cash flows from financing activities:

Proceeds from exercise of stock options	2,828	3,618	10,590	11,903
Payment of deferred consideration related to acquisition	-	(2,054)	-	(2,054)
Repurchase of shares	(17,449)	(5,750)	(52,471)	(45,326)
Net cash used in financing activities	(14,621)	(4,186)	(41,881)	(35,477)

Increase in cash and cash equivalents	29,308	6,342	37,742	14,020
Cash and cash equivalents at the beginning of the period	63,205	48,429	54,771	40,751
Cash and cash equivalents at the end of the period	92,513	54,771	92,513	54,771